BROADVIEW ADVISORS

Small to SMID Cap Growth Portfolios

- ✓ Founded 2001
- ✓ Based in Milwaukee
- ✓ 100% Employee Owned
- ✓ $925 million under management
  (as of 12/31/06)

- ✓ Research Intensive Process
- ✓ Five Analysts
- ✓ Eleven Employees
- ✓ Separate Accounts and Mutual Fund

Four Categories of Companies
- Special Situations
- Cyclical
- Temporarily out of Favor Strong Franchises
- New Companies in New Areas

Our Process: Five Pillars
- Discount to Private Market Value
- Strong Strategic Positions
- Growth Potential (10-15%)
- Favorable Industry Cycle
- Qualified Management

Portfolio Statistics (as of 12/31/2006)

Wgtd. Avg. Market Cap	$3.1 billion
Median Market Cap	$2.1 billion
P/E Ratio (forward 4 qtr's)	15.5x
Estimated L-T Earnings Growth	14.0%
Holdings	68

Market Cap Breakdown:

$100 million - $1.0 billion	15.1%
$1 billion - $3.0 billion	40.3%
$ 3.0 billion >	44.6%

Top Ten Holdings (as of 12/31/2006)

Grainger (W.W.) , Inc.	3.6%
iShares S&P SmallCap 600 Index Fund	3.3%
Rent-A-Center, Inc.	3.2%
Dresser-Rand Group, Inc.	3.1%
Family Dollar Stores, Inc.	3.0%
Laidlaw International Inc.	2.6%
MGIC Investment Corp.	2.4%
Celanese Corp.	2.4%
Manpower Inc.	2.4%
Kennametal Inc.	2.4%

Performance*

	Q4 2006	One Year	Three Years	Five Years	Ten Years
FMI Focus Fund[1,5]	6.52%	12.81%	8.21%	7.85%	20.66%
Russell 2000 Growth Index[2,4]	8.77%	13.35%	10.51%	6.93%	4.88%
Russell 2000 Index[3,4]	8.90%	18.37%	13.56%	11.39%	9.44%

*as of 12/31/2006

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/16/1996. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

For additional information about Broadview, please contact:
Jim Wenzler   jwenzler@broadviewadvisors.com
(414) 918-3900

Fee Schedule
Separate Account Minimum: $5 million
100 basis points on the first $25 million
90 basis points over $25 million

1- Broadview Advisors, LLC is the sub advisor for the FMI Focus Fund
2- The Russell 2000 Growth Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index which comprises the 3,000 largest U.S. companies based on total market capitalization.
3- The Russell 2000 Index is a stock market index comprising the 2,000 smallest U.S. domiciled, publicly traded common stocks that are included in the Russell 3000 Index.
4- Indices are shown for comparative purposes only
5- The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com. For more information about the FMI Focus Fund, call 1-800-811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Focus Fund. Please read the prospectus carefully before investing.